Exhibit 8.1

The Company’s Subsidiaries

Sapiens International Corporation B.V.: incorporated in The Netherlands

Sapiens Israel Software Systems Ltd.: incorporated in Israel

Sapiens Technologies (1982) Ltd.: incorporated in Israel

Sapiens Americas Corporation: incorporated in New York

Sapiens (UK) Limited: incorporated in England

Sapiens France S.A.S.: incorporated in France

Sapiens Deutschland GmbH: incorporated in Germany

Sapiens Japan Co.: incorporated in Japan